EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction of Formation
urban-gro Canada Technologies, Inc.	Canada
urban-gro Europe B.V.	Netherlands
urban-gro Europe OPS B.V.	Netherlands
UGFS, LLC	Colorado
Impact Engineering, Inc.	Colorado
urban-gro Engineering, Inc.	Colorado
urban-gro Architect Holdings, LLC	Colorado
2WR of Colorado, Inc.	Colorado
2WR of Georgia, Inc.	Georgia
MJ12 Design Studio, Inc.	Colorado
Emerald Construction Management, Inc.	Colorado